OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 1 of 26 Pages               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                           Page 2 of 26 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mona Kalimian
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                        280,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                 280,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            280,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 3 of 26 Pages               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                           Page 4 of 26 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mark D. Kalimian
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                        50,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                 50,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            50,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |x|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.87%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 5 of 26 Pages               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                           Page 6 of 26 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Linda Berley
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                        37,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                 37,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            37,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |x|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.64%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 7 of 26 Pages               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                           Page 8 of 26 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Candlewood Trust, Morad Kalimian, Trustee

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                        136,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                 136,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            136,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            OO (Trust)
--------------------------------------------------------------------------------

                            *SEE INSTRUCTIONS BEFORE FILING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 9 of 26 Pages               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                          Page 10 of 26 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Caroline Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                        20,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                 20,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.35%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            OO (Trust)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per form......14.90


Page 11 of 26 Pages              UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                  (212)759-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482689205                                          Page 12 of 26 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alexander Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |x|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF
   SHARES                         20,000
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          -------------------------------------------------------------
    WITH            9      SOLE DISPOSITIVE POWER

                                  20,000
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.35%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           OO (Trust)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of KTI, Inc., a New Jersey corporation (the "Company"). The Company's principal executive offices are located at 7000 Boulevard East, Guttenberg, New Jersey 07093. This statement constitutes Amendment No. 1 to the
Schedule 13D of Mona Kalimian, Mark D. Kalimian, Linda Berley, Candlewood Trust, Caroline Berley 1994 Credit Shelter Trust and the Alexander Berley 1994 Credit Shelter Trust originally filed with the Securities and Exchange Commission ("Commission") on August 4, 1995 ("Initial Filing"). This statement constitutes the first electronic amendment to the Initial Filing, and in accordance with Rule 13d-2(c) promulgated by the Commission, contains certain information previously disclosed by the Initial Filing. The information set forth in the Initial Filing is amended and restated as set forth herein.

Item 2. Identity and Background

      This joint statement is filed on behalf of the following persons: (i) Mona Kalimian; (ii) Mark D. Kalimian; (iii) Linda Berley; (iv) the Candlewood Trust, Morad Kalimian, Trustee (the "Candlewood Trust"); (v) the Caroline Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee (the "Caroline Trust"); and (vi) the Alexander Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee (the "Alexander Trust") (collectively as "Reporting Persons" or, individually, as "Reporting Person").

(i) Mona Kalimian

      The business address of Mona Kalimian is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. The occupation of Mrs. Kalimian is independent investor. Mrs. Kalimian also serves as the sole trustee of each of the Caroline Trust and Alexander Trust. Mrs. Kalimian has not been convicted in any criminal proceeding during the past five years.

      During the past five years, Mrs. Kalimian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mrs. Kalimian is a citizen of the United States.

      (ii)  Mark D. Kalimian

      The business address of Mark D. Kalimian is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. The occupation of Mr. Kalimian is real estate manager of Abington Holding ("Abington") located at 950 Third Avenue, New York, New

                                                            Page 13 of 26 Pages

York, 10022. Abington is an owner and manager of real property. Mr. Kalimian has not been convicted in any criminal proceeding during the past five years.

      During the past five years, Mr. Kalimian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Kalimian is a citizen of the United States.

      (iii)  Linda Berley

      The business address of Linda Berley is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. The occupation of Ms. Berley is real estate manager of Abington, located at 950 Third Avenue, New York, New York, 10022. Abington is an owner and manager of real property. Ms. Berley has not been convicted in any criminal proceeding during the past five years.

      During the past five years, Ms. Berley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Ms. Berley is a citizen of the United States.

      (iv) The Candlewood Trust

      The Candlewood Trust was created on August 31, 1993 for the benefit of Brian Kalimian, a minor child of Reporting Person Mark Kalimian. The Candlewood Trust is irrevocable and is governed in accordance with the laws of the State of New York. The sole trustee of the Candlewood Trust is Mr. Morad Kalimian. As trustee, Mr. Morad Kalimian has been granted sole and absolute discretionary investment power. The address of the Candlewood Trust is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. Mr. Morad Kalimian, as trustee, has not been convicted in any criminal proceeding during the past five years.

      During the past five years, neither Mr. Morad Kalimian, as trustee, nor the Candlewood Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                            Page 14 of 26 Pages

      (v)  The Caroline Trust

      The Caroline Trust was created on August 22, 1994 for the benefit of Caroline Berley, a minor child of Reporting Person Linda Berley. The Caroline Trust is irrevocable and is governed in accordance with the laws of the State of New York. The sole trustee of the Caroline Trust is Reporting Person Mrs. Mona Kalimian. As trustee, Mrs. Mona Kalimian has been granted sole and absolute discretionary investment power. The address of the Caroline Trust is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. Mrs. Kalimian, as trustee, has not been convicted in any criminal proceeding during the past five years.

      During the past five years, neither Mrs. Kalimian, as trustee, nor the Caroline Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (vi) The Alexander Trust

      The Alexander Trust was created on August 22, 1994 for the benefit of Alexander Berley, a minor child of Reporting Person Linda Berley. The Alexander Trust is irrevocable and is governed in accordance with the laws of the State of New York. The sole trustee of the Alexander Trust is Reporting Person Mrs. Mona Kalimian. As trustee, Mrs. Mona Kalimian has been granted sole and absolute discretionary investment power. The address of the Alexander Trust is c/o Abington Holding, 950 Third Avenue, New York, New York, 10022. Mrs. Kalimian, as trustee, has not been convicted in any criminal proceeding during the past five years.

      During the past five years, neither Mrs. Kalimian, as trustee, nor the Alexander Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mona Kalimian is the mother of Mark D. Kalimian and Linda Berley. Mark D. Kalimian and Linda Berley are brother and sister. Morad Kalimian is a first cousin of Mark D. Kalimian and Linda Berley and a nephew of Mona Kalimian.

Item 3. Source and Amount of Funds or Other Consideration

      On July 27, 1995 (the "Stock Closing Date"), (i) Mrs. Mona Kalimian acquired 155,000 shares of Common Stock for the purchase price of $683,550, (ii) Mr. Mark D. Kalimian acquired 79,000 shares of Common Stock for the purchase price of $348,390 and (iii) Ms. Linda Berley acquired 66,000 shares of Common Stock for the purchase price of

                                                            Page 15 of 26 Pages

$291,000. In addition, prior to the Closing Date, Mrs. Kalimian purchased an aggregate of 85,000 shares of Common Stock in a series of transactions on the open market. Each of Mr. Kalimian, Ms. Berley and Mrs. Kalimian paid for their respective shares of Common Stock with personal funds. On July 11, 1996, each of Mark Kalimian and Linda Berley sold on the open market 25,000 shares of Common Stock for the sale price of $8.00 per share.

      On August 2, 1995 (the "Warrant Closing Date"), the Company issued certain warrants to the Candlewood Trust, Caroline Trust and Alexander Trust. These warrants were issued for $0.01 per warrant and are immediately exercisable through July 31, 2000, at an exercise price, subject to the adjustments provided therein, of $5.75 per share (the "Warrants"). On the Warrant Closing Date, the
(i) Candlewood Trust acquired 136,000 Warrants exercisable into 136,000 shares of Common Stock for the purchase price of $1,360, (ii) Caroline Trust acquired 20,000 Warrants exercisable into 20,000 shares of Common Stock for the purchase price of $200 and (iii) Alexander Trust acquired 20,000 Warrants exercisable into 20,000 shares of Common Stock for the purchase price of $200. The Warrants were paid for by the funds of each of the respective Trusts.

      Within the past 60 days, on October 1, 1996, each of Mark Kalimian and Linda Berley sold on the open market 4,000 shares of Common Stock for the sale price of $8.75 per share.

Item 4. Purpose of Transaction

      The Reporting Persons acquired such securities as part of a private placement by the Company of up to 1,000,000 shares of Common Stock and up to 588,235 Warrants made pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Private Placement").

      The purpose of the acquisition of the shares of Common Stock, the Warrants and the shares underlying the Warrants, by the Reporting Persons, is for investment. The Reporting Persons may, from time to time, make additional purchases of shares of Common Stock and/or Warrants and may dispose of any or all of the shares of Common Stock and/or Warrants held by each such Reporting Person at any time, including without limitation, under certain circumstances pursuant to the Put Agreement (as defined in Item 6 hereof), subject, however, to the 10% Limitation (as defined in Item 6 hereof). The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may review or reconsider their position with respect to the Company or to the formulation of plans or proposals with respect to any such matter, but have no present intention of doing so.


                                                            Page 16 of 26 Pages

Item 5. Interest in Securities of the Issuer

      According to the Company's Quarterly Report on Form 10Q for the period ended June 30, 1996, the Company has 5,753,305 shares of Common Stock outstanding as of August 9, 1996, giving effect to the transactions discussed in
Item 3 above. Accordingly:

      (a) Mona Kalimian

      As of the date hereof, the Reporting Person is the beneficial owner of 280,000 shares of Common Stock, or 4.83% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Of such 280,000 shares of Common Stock, 240,000 shares of Common Stock are owned directly. Mrs. Kalimian has sole voting and dispositive power with respect to these 240,000 shares.

      The indirect beneficial ownership of 40,000 shares of Common Stock by Mrs. Kalimian is as follows:

            (i) 20,000 shares of Common Stock underlying Warrants beneficially owned by the Caroline Trust. As the sole trustee of the Caroline Trust, Mrs. Mona Kalimian has sole voting and dispositive power with respect to these shares.

            (ii) 20,000 shares underlying Warrants beneficially owned by the Alexander Trust. As the sole trustee of the Alexander Trust, Mrs. Mona Kalimian has sole voting and dispositive power with respect to these shares.

      Mrs. Kalimian acknowledges her relationship with the other Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons.

      (b) Mark D. Kalimian

      As of the date hereof, the Reporting Person Mark Kalimian is the beneficial owner of 50,000 shares of Common Stock, or 0.87% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mr. Kalimian has sole voting and dispositive power with respect to these shares.

      Mr. Kalimian acknowledges his relationship with the other Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons. Mr. Kalimian further disclaims beneficial ownership of 136,000 shares underlying the Warrants owned by the Candlewood Trust, of which his minor child is a beneficiary, because investment and dispositive power of such shares of Common Stock is held solely by the trustee, Morad Kalimian.


                                                            Page 17 of 26 Pages

      (c) Linda Berley

      As of the date hereof, the Reporting Person Linda Berley is the beneficial owner of 37,000 shares of Common Stock, or 0.64% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Ms. Berley has sole voting and dispositive power with respect to these shares.

      Ms. Linda Berley acknowledges her relationship with the other Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons. Ms. Berley further disclaims beneficial ownership of 40,000 shares of Common Stock underlying the Warrants owned by the Caroline Trust and Alexander Trust, both of which her minor children are beneficiaries, because investment and dispositive power of such shares of Common Stock is held solely by the trustee, Reporting Person Mona Kalimian.

      (d) Candlewood Trust

      As of the date hereof, the Reporting Person Candlewood Trust is the beneficial owner of 136,000 shares of Common Stock, or 2.31% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Morad Kalimian, as sole trustee of the Candlewood Trust, has sole voting and dispositive power with respect to these shares.

      The Candlewood Trust acknowledges its relationship with the Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons.

      (e) Caroline Trust

      As of the date hereof, the Reporting Person Caroline Trust is the beneficial owner of 20,000 shares of Common Stock, or 0.35% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mrs. Kalimian, as sole trustee of the Caroline Trust, has sole voting and dispositive power with respect to these shares.

      The Caroline Trust acknowledges its relationship with the Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons.

      (f) Alexander Trust

      As of the date hereof, the Reporting Person Alexander Trust is the beneficial owner of 20,000 shares of Common Stock, or 0.35% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mrs. Kalimian, as sole

                                                            Page 18 of 26 Pages
trustee of the Alexander Trust, has sole voting and dispositive power with respect to these shares.

      The Alexander Trust acknowledges its relationship with the Reporting Persons, but expressly disclaims beneficial ownership of any shares of Common Stock held or owned by each of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to (i) a Registration Rights Agreement, as amended, dated the Stock Closing Date between the Company and each of Mona Kalimian, Mark Kalimian and Linda Berley and (ii) a Registration Rights Agreement, as amended, dated the Warrant Closing Date between the Company and each of the Caroline Trust, Alexander Trust and Candlewood Trust (collectively, the "Registration Rights Agreement"), the Company filed a registration statement on Form S-1 (the "Registration Statement"), which was declared effective on July 11, 1996 by the Commission, covering the shares of Common Stock and shares underlying the Warrants held by the Reporting Persons ("Registrable Securities"). The Company has agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) two (2) years from the date of the Registration Rights Agreement or (ii) the date all of the Registrable Securities have been sold. In addition, each of the Caroline Trust, Alexander Trust and Candlewood Trust were afforded "piggy-back" registration rights commencing two (2) years from the date of the Registration Rights Agreement in the event any of their respective shares of Common Stock underlying the Warrants had not been resold pursuant to the Registration Statement. The Reporting Persons agreed, on a collective basis, that they will not sell, pursuant to the Registration Statement, during any period of 90 consecutive days, more than 30,000 shares of Common Stock, i.e., 10% of the shares of Common Stock acquired in the Private Placement (the "10% Limitation"); provided, however, that the 10% Limitation will lapse two (2) years from the date of the Registration Rights Agreement; and provided, further, that the 10% Limitation does not apply to the shares of Common Stock underlying the Warrants. The 10% Limitation is cumulative, such that in the event the Reporting Persons Mona Kalimian, Mark Kalimian and Linda Berley collectively sell less than 30,000 shares of Common Stock during any period of 90 consecutive days, the unutilized portion of the 10% Limitation may be carried forward to the next period of 90 consecutive days on a cumulative and successive basis.

      In addition, pursuant to the Put Agreement dated the Stock Closing Date by and between Mona Kalimian, Mark Kalimian and Linda Berley (in such capacities, collectively the "Put Holders"), and Martin J. Sergi ("Sergi") and Nicholas Menonna, Jr. ("Menonna" and with Sergi, the "Principals"), who are principal shareholders, officers and directors of the Company, during the period commencing on November 1, 1995 and which expired on July 11, 1996, the Put Holders, collectively, had the right to sell (the "Put") and the Principals unconditionally agreed to purchase, up to 60,000 shares of Common Stock (the "Put Shares") tendered to the Principals by the Put Holders.

                                                            Page 19 of 26 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 1       Joint Filing Agreement. [Previously Provided]

Exhibit 2 Registration Rights Agreement, as amended, dated July 27, 1995, by and among the Company and Mona Kalimian, Mark
                D. Kalimian and Linda Berley. [Previously Provided]

Exhibit 3 Registration Rights Agreement, as amended, dated August 2, 1995, by and among the Company and the Candlewood Trust, Caroline Trust and Alexander Trust. [Previously Provided]

Exhibit 4 Put Agreement dated July 27, 1995, by and among Nicholas Menonna, Jr. and Martin J. Sergi and Mona Kalimian, Mark Kalimian and Linda Berley. [Previously Provided]


                                                            Page 20 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Mona Kalimian
---------------                     -----------------
Date                                Signature


                                    Mona Kalimian
                                    -----------------
                                    Name


                                                            Page 21 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Mark D. Kalimian
---------------                     --------------------
Date                                Signature


                                    Mark D. Kalimian
                                    --------------------
                                    Name


                                                            Page 22 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Linda Berley
---------------                     --------------------
Date                                Signature


                                    Linda Berley
                                    --------------------
                                    Name


                                                            Page 23 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Morad Kalimian
---------------                     ------------------------------
Date                                Morad Kalimian, as trustee for
                                    the Candlewood Trust


                                                            Page 24 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Mona Kalimian
---------------                     ------------------------------
Date                                Mona Kalimian, as trustee for
                                    the Caroline Berley 1994 Credit
                                    Shelter Trust


                                                            Page 25 of 26 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1996                     /s/ Mona Kalimian
---------------                     ------------------------------
Date                                Mona Kalimian, as trustee for
                                    the Alexander Berley 1994
                                    Credit Shelter Trust


                                                            Page 26 of 26 Pages